UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')
Transaction notification
1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 10 October 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 17.1200	202.000
		£ 17.1200	707.000
		£ 17.1200	704.000
		£ 17.1200	202.000
d)	Aggregated information Aggregated volume Price	1815.000 £ 17.1200
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 10 October 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 17.1200	105.000
		£ 17.1200	149.000
		£ 17.1200	184.000
		£ 17.1200	105.000
d)	Aggregated information Aggregated volume Price	543.000 £ 17.1200
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 10 October 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 17.1200	66.000
		£ 17.1200	78.000
		£ 17.1200	77.000
		£ 17.1200	66.000
d)	Aggregated information Aggregated volume Price	287.000 £ 17.1200
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 10 October 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 17.1200	142.000
		£ 17.1200	196.000
d)	Aggregated information Aggregated volume Price	338.000 £ 17.1200
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 10 October 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 17.1200	83.000
		£ 17.1200	145.000
		£ 17.1200	174.000
		£ 17.1200	83.000
d)	Aggregated information Aggregated volume Price	485.000 £ 17.1200
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 10 October 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 17.1200	63.000
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 10 October 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 17.1200	79.000
		£ 17.1200	98.000
		£ 17.1200	102.000
d)	Aggregated information Aggregated volume Price	279.000 £ 17.1200
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	London Stock Exchange (XLON)

Transaction notification
1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 10 October 2019 on ADSs held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 42.2500	75.000
		$ 42.2500	74.000
		$ 42.2500	69.000
d)	Aggregated information Aggregated volume Price	218.000 $ 42.2500
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 10 October 2019 on ADSs held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 42.2500	413.000
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP and General Counsel
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 10 October 2019 on ADSs held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 42.2500	35.000
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms K Terrell
b)	Position/status	Chief Digital & Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 10 October 2019 on ADSs held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 42.2500	25.000
		$ 42.2500	87.000
d)	Aggregated information Aggregated volume Price	112.000 $ 42.2500
e)	Date of the transaction	2019-10-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 15, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc